ULTRAPETROL (Bahamas) Ltd.

Fourth Quarter & FY 2013

Earnings Call Presentation

March 13, 2014

Forward Looking Statements & EBITDA
Disclosure

Our disclosure and analysis in this presentation concerning our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business, include forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," "projects," "forecasts," "will," "may," "should," and similar expressions are forward-looking statements. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including projections of revenues, operating margins, earnings, cash flow, working capital, and capital expenditures, they are subject to risks and uncertainties. These forward-looking statements represent our estimates and assumptions only as of the date of this presentation and are not intended to give any assurance as to future results. As a result, you should not place undue reliance on any forward-looking statements. We assume no obligation to update any forward-looking statements to reflect actual results, changes in assumptions or changes in other factors, except as required by applicable securities laws.

Factors that might cause future results to differ include, but are not limited to, the following:

- unexpected future operating or financial results
- delays or increased costs in pending or recent acquisitions, deviations from our business strategy or unexpected increases in capital spending or operating expenses, including drydocking and insurance costs
- changes in general market conditions and trends, including charter rates, vessel values, and factors affecting vessel supply and demand
- our ability to obtain additional financing
- changes in our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities
- deviations from our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or vessels' useful lives
- delays or defaults by our contract counter-parties in performing their obligations to us
- loss of one or more key members of our management team
- changes in governmental rules and regulations or actions taken by regulatory authorities
- adverse weather conditions that can affect production of the goods we transport and navigability of the river system
- the highly competitive nature of the oceangoing transportation industry
- the loss of one or more key customers
- unexpected fluctuations in foreign exchange rates and devaluations
- liabilities from future litigation
- other factors discussed in the section titled "Risk factors" in our annual report on form 20-F for the year ended December 31, 2013
- Adjusted EBITDA consists of net income (loss) prior to deductions for interest expense and other financial gains and losses related to the financing of the Company, income taxes, depreciation of vessels and equipment and amortization of drydock expense, intangible assets, financial gain (loss) on extinguishment of debt and a premium paid for redemption of preferred shares. We have provided Adjusted EBITDA in this report because we use it to, and believe it provides useful information to investors to evaluate our ability to incur and service indebtedness. We do not intend for Adjusted EBITDA to represent cash flows from operations, as defined by GAAP (on the date of calculation) and it should not be considered as an alternative to measure our liquidity. This definition of Adjusted EBITDA may not be comparable to similarly titled measures disclosed by other companies. Generally, funds represented by Adjusted EBITDA are available for management's discretionary use. Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for analysis of our results as reported.

Ultrapetrol

4Q 2013 & Subsequent Events Highlights

($000's)	Year ended December 31, 2013	Year ended December 31, 2012	% Change	4Q 13	4Q 12	% Change
Revenues	$411,217	$313,169	31%	$98,955	$86,340	15%
Adjusted EBITDA (1)	$97,067	$32,045	203%	$14,965	$6,162	143%
Net income (loss) as reported	$7,368	($63,657)		($7,263)	($31,552)	-77%
EPS as reported (In $ per share)	$0.05	($1.80)		($0.05)	($0.60)	-92%
Adjustments to Net income (loss) as reported						
Yard EBITDA from Touax barge sale	1,498	2,086	-28%	(101)	1,259	
Income tax (loss) on Exchange Variance (2)	(1,201)	(1,385)	-13%	(77)	(77)	0%
Non-cash loss on write-down of vessels	-	16,000		-	16,000	
Extinguishment of Debt one time event	5,518	940	487%	-	940	
Adjusted net income (loss)	$13,183	($46,016)		($7,441)	($13,430)	-45%
Adjusted EPS (In $ per share)	$0.09	($1.30)		($0.05)	($0.26)	-81%

- On October 2, 2013, we closed the sale of $25.0 million in aggregate principal amount of our 8.875% Senior Notes due 2021 ("Add-On Notes"), which were sold at 104.5% and the gross proceeds to us of the offering totaled $26.1 million
- In the fourth quarter of 2013, we entered into MOAs whereby we agreed to acquire three 5,145 dwt newbuilt Chinese sister PSVs which were subsequently delivered within the year. The purchase price for these vessels was approximately $32.0 million each. All three PSVs underwent certain upgrading works at the same yard where they were built and are expected to commence operations early in the second quarter of 2014
- On October 22, 2013, we cancelled the Shipbuilding Contract for Hull No. V-387 (*UP Onyx*) due to excessive delays in delivering the vessel. The appropriate repayment of $17.7 million the refund guarantees issued by certain banks was received in January 2014
- On October 24, 2013, we entered into a barge building contract whereby we agreed to build and sell from our Punta Alvear yard a set of twelve newbuilt barges to a third party with deliveries ranging between January and April 2014. Gross proceeds to us from this sale will be $13.2 million
- On December 20, 2013, we entered into a loan agreement of up to $38.4 million with DVB Bank SE and NIBC Bank NV (as co-lenders) to provide post-delivery financing on the acquisition of our two PSVs, *UP Agate* and *UP Coral*

(1) A reconciliation of Adjusted EBITDA and Adjusted Net Income to US GAAP measures is available on the Appendix to this presentation
(2) Provision for Income Tax on foreign currency exchange gains (or losses) on U.S. dollar denominated debt of one of our subsidiaries on the Offshore Supply Business

Ultrapetrol
4Q 2013 Adjusted EBITDA vs. 4Q 2012

Adjusted EBITDA per segment *($000's)*	Year ended December 31, 2013	Year ended December 31, 2012	Difference	% Change	4Q 13	4Q 12	Difference	% Change
River Business	38,806	3,750	35,056	935%	393	(826)	1,219	
Offshore Supply Business	40,036	27,653	12,383	45%	11,118	8,094	3,024	37%
Ocean Business	2,411	2,687	(276)	-10%	1,447	(1,827)	3,274	
Total Segment Adjusted EBITDA	**$81,253**	**$34,090**	**$47,163**	**138%**	**$12,958**	**$5,441**	**$7,517**	**138%**
Items not included in Segment Adjusted EBITDA								
Financial income	170	6	164		81	(49)	130	
Foreign currency exchange gains (losses), net	15,644	(2,051)	17,695		1,926	770	1,156	150%
Adjusted Consolidated EBITDA	**$97,067**	**$32,045**	**$65,022**	**203%**	**$14,965**	**$6,162**	**$8,803**	**143%**

- **Our River Business Adjusted EBITDA for 4Q 13 and FY 13 increased $1.2 and $35.1 million, respectively, when compared to the equivalent periods of 2012 mainly as a result of volumes, rate increases on some of our contracts, normal river levels during the period and by an increase in third party barge sales from our yard in Punta Alvear**
- **Our Offshore Supply Business Adjusted EBITDA for 4Q 13 and FY 13 increased $3.0 and $12.4 million, respectively, as compared to the equivalent periods of 2012 mostly attributable to the operation of our *UP Amber* and *UP Pearl* which commenced operation with Petrobras on August 1, 2013, and November 25, 2013, respectively, to the contract renewals at higher rates of our *UP Topazio*, *UP Diamante* and *UP Agua-Marinha*, and by higher operating days of our *UP Rubi***
- **Our Ocean Business Adjusted EBITDA increased $3.3 million to $1.4 million in 4Q 13 as compared to $(1.8) million in 4Q 12 mainly related to the offhire days of our *Amadeo* during the third and fourth quarter of 2012 partly compensated by the drydock of *Asturiano* in 4Q 13**
- **Foreign currency exchange gains increased $1.2 million in 4Q 13 totaling $15.6 million in the year compared to a loss of $2.1 million in FY 12**

ULTRAPETROL
(Bahamas) Limited


River
Offshore Supply
Ocean

River Business
4Q 2013 vs. 4Q 2012

FINANCIAL HIGHLIGHTS RIVER ($000's)	Year ended December 31, 2013	Year ended December 31, 2012	% Change	4Q 13	4Q 12	% Change
Net Tons Transported	4,153,213	3,456,010	20%	744,226	744,317	0%
Revenues	246,798	163,279	51%	55,551	48,279	15%
Voyage and Manufacturing Expenses	(133,957)	(94,741)	41%	(37,503)	(31,934)	17%
Gross Margin	112,841	68,538	65%	18,048	16,345	10%
Running Costs	(57,851)	(53,912)	7%	(10,045)	(13,559)	-26%
Administrative and commercial expenses	(21,957)	(15,946)	38%	(7,350)	(4,861)	51%
Other operating income	1,560	4,353	-64%	143	231	-38%
Investment in Affiliates	(490)	(1,168)	-58%	(302)	(181)	67%
Yard EBITDA from Touax Sale	1,498	2,086	-28%	(101)	1,259	
Exchange difference affecting opex	3,205	-		-	-	
Other net	-	(201)		-	(60)	
Segment Adjusted EBITDA	38,806	3,750	935%	393	(826)	

River Business Adjusted EBITDA increased ten-fold to $38.8 million in FY 13

- River Business results include both our river transportation activities as well as barge sales to third parties by our shipyard in Punta Alvear
- Revenues associated to our transportation activities increased 23% and 36% for 4Q 13 and FY 2013 as compared to the same periods of 2012 mainly due to a 20% larger volume and contractual rate increases; revenues from our barge building activity increased by 3% and 116% in 4Q 13 and FY 2013 as compared to the same periods of 2012
- Voyage and Manufacturing Expenses increased 17% in 4Q 13 and 41% in FY 2013 mostly as a result of higher port expenses and to our barge building activity as compared to the equivalent periods of 2012
- Running costs decreased 26% as a result of lower crew and maintenance costs in 4Q 13 but saw an increase of 7% when comparing FY 13 with the same period of 2012
- Administrative and commercial expenses increased 51% in 4Q 13 as compared to 4Q 12 mostly due to an increase in the Parent's overhead allocated to the segment and wage increases

River Business
Prospects for 2014

Paraguay Seeded Area & Production [1]


2003-2013 CAGR: 6.3% || 2004-2014 CAGR: 7.6%
Area Harvested
Production
Million Has. & Tons
0
1
2
3
4
5
6
7
8
9
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014 (P)
1.6
4.5
1.9
3.9
2.0
4.0
2.4
3.6
2.4
5.6
2.6
6.0
2.5
3.6
2.7
6.5
2.9
7.1
3.0
4.0
3.0
8.3
3.1
8.1

USDA Estimate for 2014 crop

Iron Ore Production – Corumba Region (Brazil) [2]


Production (In Million Tons)
0
1
2
3
4
5
6
7
8
9
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
1.8
1.9
2.3
4.2
4.4
4.6
3.5
6.0
7.1
7.8
7.0

- **FY 2013 production for Vale**
- **MMX production in Corumbá as of June 30, 2013**

(1) Source: USDA Foreign Agricultural Service – Updated March 11, 2014
(2) Company filings for Vale and MMX.

River Business
Outlook for 2014 and Key Initiatives

Outlook for 2014

- **Normal rainfall / crop: USDA estimate for Paraguay 2014 crop 8.1 MT**
- **70% of the crop already in silos**
- **Large iron ore shipments planned by Vale**
- **New transshipment opportunities: better margins for integrated logistical services**

Key Initiatives

Pushboat Newbuildings

- Initiative to acquire four state of the art specially designed shallow drafted new pushboats
- Average horsepower (HP) per pushboat (approximately): 6,930 HP
- Heavy Fuel (IFO 380 CST) consuming engines
- Greater transport capacity will enable us to continue capitalizing on the growth opportunities in the Hidrovia
- Higher transport frequency should translate into higher tons transported per year

✓Lower Fuel Costs
✓Lower Pushboat Rotation Time
✓Larger convoy size down and up river

Barge Manufacturing Yard

- Fully automated production line
- Capable of producing approximately 2 jumbo 2,500 ton barges per week
- Ability to produce barges at a cost significantly lower than any alternative source available to the region
- Ancillary EBITDA from third party sales

✓New Capacity 40% Cheaper

River Business
New Activities

New 5-year agreement with Vale

- Entered into an agreement for long-term time charter contract with Vale
- 4 convoys (each comprised of one pushboat and 16 barges) for a period of 5 years
- 4 convoys already delivered in January 2014
- **Contract expected to generate approximately $8.2 million per year in EBITDA**
- **Significant portion of our EBITDA fixed on a take or pay basis with a first class charterer**

New iron ore transshipment operation

- Parana Iron: Floating transshipment station fully contracted by Vale on take or pay basis
- Will commence operation during the first quarter of 2014
- **Expects to generate IRR in excess of 25%**
- **Significant portion of our EBITDA now contracted on take or pay terms providing services which do not depend on agricultural cycle**

Parana Iron



The Parana Iron is a transfer and storage unit specifically designed for transferring iron ore from river barges into oceangoing vessels on the Parana River. She will be anchored near Rosario, a strategic point to receive the river barge convoys carrying iron ore from Corumba 2,600 km up the Paraguay River

River Business
Punta Alvear Yard – Barge Manufacturing



Third Party Barge Sales EBITDA Contribution (1)

($ in millions)

RECORD THIRD PARTY DELIVERIES IN 2013


$6.4
$13.9
$21.4
2011
2012 (2)
2013 (3)

# of Barges:	20	37	58

- The Company's barge building facility at Punta Alvear, Rosario, Argentina is the most modern of its kind in South America
- Allows the Company to expand the capacity of its own barge fleet at a very competitive cost
- Ability to generate incremental EBITDA through sales to third party operators in other markets
- 58 barges production for third parties sold in 2013



(1) EBITDA calculated as Revenues minus Manufacturing Expenses plus Touax sale and lease-back adjustment
(2) Includes 14 barges on sale to 3rd parties and leased back to ULTR with associated $2.1 million of operating profit.
(3) Includes 10 barges on sale to 3rd parties and leased back to ULTR with associated $1.5 million of operating profit.

ULTRAPETROL
(Bahamas) Limited


River
Offshore Supply
Ocean

Offshore Supply Business
4Q 2013 vs. 4Q 2012

FINANCIAL HIGHLIGHTS OFFSHORE SUPPLY (*$000's*)	Year ended December 31, 2013	Year ended December 31, 2012	% Change	4Q 13	4Q 12	% Change
Revenues	93,154	76,661	22%	25,544	22,501	14%
Voyage Expenses	(4,984)	(5,242)	-5%	(2,103)	(1,783)	18%
Running Costs	(40,513)	(38,163)	6%	(11,481)	(10,930)	5%
Administrative and commercial expenses	(10,824)	(7,531)	44%	(3,415)	(2,071)	65%
Other operating income	3,898	2,828	38%	2,497	634	294%
Net (gain) attributable to non-controlling interest in subsidiaries	(553)	(893)	-38%	-	(258)	
Other net	-	(7)		-	1	
Net (loss) gain on derivatives	(142)	-		76	-	
Segment Adjusted EBITDA	40,036	27,653	45%	11,118	8,094	37%

Offshore Supply Business Adjusted EBITDA increased 45% to $40.0 million in FY 13

- **Our Offshore Supply segment adjusted EBITDA in 4Q 13 and FY 13 increased 37% and 45% or $3.0 million and $12.4 million, respectively, as compared to the same periods of 2012 mainly due to the entry into operation of our *UP Amber* and *UP Pearl* and to contract renewals at higher rates on a substantial portion of our PSV fleet during 2013**
- **Revenues increased 14% and 22% in 4Q 13 and FY 13, respectively, as compared to the same periods of 2012 mainly as a result of the operation our *UP Amber* and *UP Pearl* which commenced operation with Petrobras on August 1, 2013, and November 25, 2013, respectively, and to long-term contract renewals at higher rates of our *UP Topazio*, *UP Diamante*, *UP Agua-Marinha* and *UP Esmeralda* during 2013**
- **Voyage Expenses increased $0.3 million in 4Q 13 as compared to 4Q 12 mainly as a result of the positioning expenses of our *UP Amber* and *UP Pearl* which commenced operation with Petrobras on August 1, 2013, and November 25, 2013, respectively; partially offset by the positioning expense of our *UP Jade* during 4Q 12. On the basis of FY 13 vs. FY 12 there was a $0.3 million variance**
- **Running Costs for 4Q 2013 increased $0.6 million to $11.5 million as compared to 4Q 12 mostly on account of the operation of our *UP Amber* and *UP Pearl* which commenced operation with Petrobras on August 1, 2013, and November 25, 2013, respectively. On the basis of FY 13 vs. FY 12 the variance was $2.4 million on account of the additional operation of our *UP Jade***
- **Administrative and commercial expenses increased $1.3 million and $3.3 million in 4Q 13 and FY 13, respectively, as compared to the equivalent periods of 2012 mostly due to an increase in the Parent's overhead allocated to the segment and wage increases**

E&P and Dowstream Share Evolution in the Business and Management Plan
Portfolio of Projects for Financiability Evaluation

E&P share in Petrobras investments has been increasing in the last five Business and Management Plan



Portfolio of Projects for Financiability Evaluation
Investment
US$ 224.0 Billion
US$ 224.7 Billion
US$ 236.5 Billion
US$ 236.7 Billion
US$ 220.6 Billion
E&P
Downstream
Other Areas*
48%
52%
56%
62%
70%
35%
33%
30%
27%
18%
17%
15%
14%
12%
2010-2014 BMP
2011-2015 BMP
2012-2016 BMP Total Capex
2013-2017 BMP Total Capex
2014-2018 BMP Total Capex

* Gas and Energy, International, BR Distribuidora, PBio, Engineering Technology and Materials (ETM) and Corporate and Services Area

51

Source: Petrobras' 2030 Strategic Plan and 2014-2018 Business Plan

Offshore Supply Business
Recently acquired 3 ex-yard state-of-the-art PSVs

Invested approximately $96.0 million in the acquisition of 3 newbuilt 4,500 class PSVs named *UP Agate*, *UP Coral* and *UP Opal*

- **Delivered ex-yard**
- **State-of-the-art vessels**
- **5,145 dwt**
- **Operational early in 2Q 2014**



MW619-42
MW619-39

New Market

- **Given the very advanced design of our newly acquired vessels we participated, in association with a major international subsea service company in March 2014, in a tender to provide support for subsea offshore activities to Petrobras on a six years contract**
- **Our *UP Coral* was the winning bid in the tender at a time charter rate that we expect will provide a substantial improvement over the EBITDA margin of similar vessels in our fleet**
- **This new contract, if awarded (probably within the next 90 days) will require the installation of a specially designed crane and other equipment. The vessel will be employed in the North Sea until such equipment is ready and will enter service with Petrobras in the first half 2015**
- **This contract could be followed by other similar requirements as Petrobras is expected to increase the demand for subsea support vessels in the next 24 months**



Offshore Supply Business
Long-Term Contractual Employments at Increasing Charter Rates

- ***UP Rubi* contract fully extended in 1Q 14 at $35,280 per day until 2018**

	Old / Current Contract		New Contract	
On-the-Water Fleet	**Rate**	**Expiration**	**Duration**	**Rate**
UP Rubi	$ 34,000	May-14	4 years	$ 35,280
UP Pearl			4 years	$ 32,950
UP Amber			4 years	$ 32,950
UP Esmeralda	$ 26,200	Jul-13	4 years	$ 31,950
UP Topazio	$ 28,000	Jun-13	4 years	$ 35,380
UP Diamante	$ 28,000	May-13	4 years	$ 35,380
UP Agua-Marinha	$ 28,000	May-13	4 years	$ 35,380
UP Jade	$ 33,000	Aug-16		
UP Turquoise	$ 30,350	Mar-15		
UP Safira	$ 26,200	Sep-14		
UP Jasper [1]	$ 22,403[2]			
Newly acquired Chinese PSVs				
UP Agate [3]			New	
UP Coral [3]			New	
UP Opal [3]			New	



Contract with less than one year
Long-term contract
2014
2015
2016
2017
2018

On the basis of our previously disclosed Proforma Segment EBITDA of $54.0 million adjusted for the annualized impact of an 11-PSV fleet and improved charter rates ➔ Adding the proforma effect of our recently acquired PSVs at the same average earnings as existing fleet (*UP Agate*, *UP Coral* and *UP Opal*) the annualized Segment EBITDA of a 14-PSV fleet would be approximately $68.7 million

(1) Operating spot in UK North Sea on short-term employment; (2) Calculated basis actual revenues until December 31, 2013, divided by actual operating days; (3) Recently acquired 4,500 class PSVs - Estimated arrival to the UK North Sea in 1Q 2014

Estimate subject to risk and uncertainties (some of which are beyond the Company's control). Actual impact of additional PSVs may differ materially.

ULTRAPETROL
(Bahamas) Limited


River
Offshore Supply
Ocean

Ocean Business
4Q 2013 vs. 4Q 2012

FINANCIAL HIGHLIGHTS OCEAN *($000's)*	Year ended December 31, 2013	Year ended December 31, 2012	% Change	4Q 13	4Q 12	% Change
Revenues	$71,265	$73,229	-3%	$17,860	$15,560	15%
Voyage Expenses	(22,381)	(26,385)	-15%	(4,406)	(5,519)	-20%
Running Costs	(37,792)	(35,984)	5%	(9,637)	(9,657)	0%
Gross Profit Constribution	**11,092**	**10,860**	**2%**	**3,817**	**384**	**894%**
Administrative and commercial expenses	(8,949)	(8,908)	0%	(2,596)	(2,002)	30%
Other operating income (expenses)	234	1,195		234	(76)	
Investment in Affiliates	(30)	(7)		(9)	(6)	50%
Other net	64	(453)		1	(127)	
Segment Adjusted EBITDA	**2,411**	**2,687**	**-10%**	**1,447**	**(1,827)**	

- **Revenues for 4Q 13 increased 15% to $17.9 million as compared to $15.6 million in 4Q 12 mainly as a result of tariff increases on our container feeder vessels *Asturiano* and *Argentino* and to less offhire days and higher charter hire of our *Amadeo* during 4Q 13 as compared to 4Q 12. On the basis of FY 13 revenues decreased 3% mainly on account of the ocean transportation of barges which produced neutral results in 2012 included in Ocean revenues**
- **Voyage Expenses decreased $1.1 and $4.0 million in 4Q 13 and FY 13, respectively, as compared to the equivalent periods of 2012 mainly as a result of lower fuel consumption of our container feeder vessel *Asturiano* in 4Q 13 and on a full year basis to the expenses related to the transportation of barges referred above**
- **Running Costs remained unchanged in 4Q 13 as compared to 4Q 12 but costs increased $1.8 million, or 5%, on the basis of FY 13 vs. FY 12 mainly as a result of an increase in running costs and crew expenses of our Product Tankers and Container Feeder vessels**
- **Administrative and commercial remained unchanged in FY 13 as compared to FY 12**

Ocean Business
Coastal Container / Tanker Fleet and Feeder Service Overview

Four Product / Chemical Tankers



Vessel: Amadeo
Capacity: 39,670 DWT
Type: Double Hull, Product Carrier



Vessel: Miranda I
Capacity: 7,212 DWT
Type: Double Hull, Chemical Tanker



Vessel: Austral (1)
Capacity: 11,299 DWT
Type: Double Hull – Oil & Chemical Tanker



Vessel: Alejandrina
Capacity: 9,237 DWT
7.90 Mtrs SSW
Type: Double Hull – Product Carrier

Feeder Coastal Services



Buenos Aires
Bahia Blanca
Puerto Madryn
CHILE
ARGENTINA
Ushuaia

- Feeder service for large container liners
  - Transshipment in Buenos Aires or Montevideo
  - **Southbound**: Raw materials for industries in the South
  - **Northbound**: Export cargos
- Cabotage service with own containers
  - **Southbound**: Providing supplies for local population
  - **Northbound**: End products produced in Tierra del Fuego for its sale in Buenos Aires
- Logistical services to customers pre and post shipments

Two Feeder Containerships



Vessel: Asturiano
Size: 1,100 TEU
Flag: Panamanian, Argentinean flag rights
Built: 2003, China



Vessel: Argentino
Size: 1,050 TEU
Flag: Panamanian, Argentinean flag rights
Built: 2002, Japan

Tierra del Fuego

- Argentine province located at 3,500 km from Buenos Aires
- Declared a tax free zone by law until the year 2023
- Main industries: Electronics, plastics and textiles
- All supplies are brought from Buenos Aires either by ship or truck
- 50% of the cargoes into Tierra del Fuego are carried by containerships, the balance is still carried by trucks over 2,000 miles of roads

- Stable profitable earnings
- Large oil companies are customers

- Growth potential
- Very large ocean carriers will imply increased demand for feeder services

(1) Austral is currently under bareboat charter to the Company.

Ocean Business
Product Tankers & Feeder Container Trade Evolution

Product Tankers

- Our Product Tankers remain employed on medium term charters at levels substantially above those prevailing in the international (non cabotage) markets, with positive Gross Profit Contribution
- We have recently extended the charters on one of our four Product Tankers until 4Q 16 and another one until 2Q 14
- We believe will be able to renew the employment of two additional vessels (whose charters end in 3Q 14) in the flag protected trade in which they operate

Feeder Container Vessels – *Asturiano & Argentino*

- We continued to successfully employ our two container feeder vessels in our regional feeder service



Quarterly Revenues per Leg
In ($ Millions)
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
-
Southbound
Northbound
4Q 2011: 7.0, 2.3
1Q 2012: 4.6, 2.5
2Q 2012: 6.4, 3.3
3Q 2012: 6.4, 3.3
4Q 2012: 4.3, 1.9
1Q 2013: 4.3, 3.4
2Q 2013: 4.7, 3.6
3Q 2013: 6.2, 3.6
4Q 2013: 5.8, 2.2

Ultrapetrol

Quarter-on-quarter Selected Statement of Operation Data

($000's)	Year ended December 31, 2013	Year ended December 31, 2012	% Change	4Q 13	4Q 12
Revenues					
Attributable to River Business	$246,798	$163,279	51%	$55,551	$48,279
Attributable to Offshore Supply Business	93,154	76,661	22%	25,544	22,501
Attributable to Ocean Business	71,265	73,229	-3%	17,860	15,560
Total revenues	**411,217**	**313,169**	**31%**	**98,955**	**86,340**
Voyage expenses					
Attributable to River Business	(133,957)	(94,741)	41%	(37,503)	(31,934)
Attributable to Offshore Supply Business	(4,984)	(5,242)	-5%	(2,103)	(1,783)
Attributable to Ocean Business	(22,381)	(26,385)	-15%	(4,406)	(5,519)
Total voyage expenses	**(161,322)**	**(126,368)**	**28%**	**(44,012)**	**(39,236)**
Running costs					
Attributable to River Business	(57,851)	(53,912)	7%	(10,045)	(13,559)
Attributable to Offshore Supply Business	(40,513)	(38,163)	6%	(11,481)	(10,930)
Attributable to Ocean Business	(37,792)	(35,984)	5%	(9,637)	(9,657)
Total running costs	**(136,156)**	**(128,059)**	**6%**	**(31,163)**	**(34,146)**
Amortization of Dry Dock & Intangible Assets	(3,582)	(4,938)	-27%	(1,189)	(1,476)
Depreciation of Vessels and Equipment	(38,953)	(38,914)	0%	(10,170)	(10,107)
Loss on write-down vessels	-	(16,000)		-	(16,000)
Administrative and commercial expenses	(41,730)	(32,385)	29%	(13,361)	(8,934)
Other operating income	5,692	8,376	-32%	2,874	789
Operating profit (loss)	**$35,166**	**($25,119)**		**$1,934**	**($22,770)**
Attributable to River Business	10,616	(18,963)		(5,501)	(7,574)
Attributable to Offshore Supply Business	29,055	17,615	65%	7,756	5,462
Attributable to Ocean Business	(4,505)	(23,771)	-81%	(321)	(20,658)
Segment Adjusted EBITDA					
Attributable to River Business	38,806	3,750	849%	393	(826)
Attributable to Offshore Supply Business	40,036	27,653	45%	11,118	8,094
Attributable to Ocean Business	2,411	2,687	-10%	1,447	(1,827)
Financial Income	170	6	2733%	81	(49)
Other financial expense	15,644	(2,051)		1,926	770
Adjusted EBITDA	**$97,067**	**$32,045**	**203%**	**$14,965**	**$6,162**

Ultrapetrol
Quarter-on-quarter Income Statement

($000's)	Year ended December 31, 2013	Year ended December 31, 2012	4Q 13	4Q 12
Revenues	$411,217	$313,169	$98,955	$86,340
Voyage Expenses	(161,322)	(126,368)	(44,012)	(39,236)
Running Costs	(136,156)	(128,059)	(31,163)	(34,146)
Depreciation and amortization	(42,535)	(43,852)	(11,359)	(11,583)
Loss on write-down vessels	-	(16,000)	-	(16,000)
Administrative and commercial expenses	(41,730)	(32,385)	(13,361)	(8,934)
Other operating income	5,692	8,376	2,874	789
Operating income (loss)	**35,166**	**(25,119)**	**1,934**	**(22,770)**
Financial expense and other Financial expenses	(33,551)	(35,793)	(8,911)	(8,868)
Financial loss on extinguisment of debts	(5,518)	(940)	-	(940)
Other Financial expenses	18,849	(2,051)	1,926	770
Financial Income	170	6	81	(49)
Net Gains (Losses) on Derivatives, net	(142)	-	76	-
Investment in Affiliates	(520)	(1,175)	(311)	(187)
Other, net	64	(661)	1	(186)
Income Taxes	(6,597)	2,969	(2,059)	936
Net income (loss) attributable to non-controlling interest in subsidiaries	(553)	(893)	-	(258)
Net income (loss) attributable to Ultrapetrol (Bahamas) Ltd	**$7,368**	**($63,657)**	**($7,263)**	**($31,552)**
EPS (In USD)	$0.05	($1.80)	($0.05)	($0.60)
Adjusted EBITDA	**$97,067**	**$32,045**	**$14,965**	**$6,162**
Adjustments to net Income as reported				
Income tax on Exchange Variance Provision	(1,201)	(1,385)	(77)	(77)
Yard Ebitda from Touax Sale	1,498	2,086	(101)	1,259
Non-Cash Loss on write-down of vessels	-	16,000	-	16,000
Extinguishment of debt one time event	5,518	940	-	940
Adjusted net income (loss)	**$13,183**	**($46,016)**	**($7,441)**	**($13,430)**
Adjusted EPS (In $)	**$0.09**	**($1.30)**	**($0.05)**	**($0.26)**

(1) A reconciliation of Adjusted EBITDA to US GAAP measures is available on the Appendix in this presentation

Ultrapetrol
Balance Sheet

($000's)	At December 31, 2013	At December 31, 2012	% Change
ASSETS			
Cash & Cash Equivalents	$72,625	$222,215	-67%
Accounts Receivables	47,836	36,487	31%
Other Current Assets	75,243	48,288	56%
Vessels and Equipment, Net	715,431	647,519	10%
Non-current Other Receivables	28,640	22,758	26%
Non-current Restricted Cash	1,463	1,464	0%
Other Non-current Assets	38,773	31,587	23%
TOTAL ASSETS	**$980,011**	**$1,010,318**	**-3%**
LIABILITIES			
Accounts Payable	28,923	32,450	-11%
Accrued Interest	1,652	4,858	-66%
Current Portion of Long-term Financial Debt	32,253	129,031	-75%
Other Current Liabilities	28,560	32,406	-12%
Long-term Financial Debt	466,144	388,521	20%
Deferred Income Tax Liability	12,248	12,441	-2%
Non-current Other Payables	4,670	4,112	14%
UPB Shareholder's Equity	405,561	399,751	1%
Non-controlling interest in subsidiries	-	6,748	
TOTAL LIABILITIES	**$980,011**	**$1,010,318**	**-3%**

Ultrapetrol
Debt Repayment Schedule

- We closed the sale of $25.0 million as an add on to our outstanding $ 200.0 million Senior Notes due 2021 and priced at a premium of 4.5%
- On December 20, 2013, we entered into a loan agreement of up to $38.4 million with DVB Bank SE and NIBC Bank NV (as co-lenders) to provide post-delivery financing on the acquisition of our two PSVs, *UP Agate* and *UP Coral.*
- Balanced yearly principal repayments in the medium term
- All of our long term loans are conservatively structured with loan to value ratios that match current vessel market values

Yearly Capital Repayments as of December 31, 2013


Principal Repayments (In $ millions)
250.0
200.0
150.0
100.0
50.0
0.0
Add-On
25.0
208.4
32.3
32.3
53.7
68.3
36.2
18.7
22.6
2014
2015
2016
2017
2018
2019
2020
2021+

Thank You

Q & A

Appendix
Accumulated Cash Flow and EBITDA reconciliation

($000's)	Year ended Dec-13		Dec-12
Total cash flows provided by operating activities	19,847		(3,935)
Total cash flows (used in) investing activities	(120,726)		(32,513)
Total cash flows (used in) from financing activities	(48,711)		224,567
Total cash flows from operating activities	$ 19,847	$	(3,935)
Plus			
Adjustments			
Increase / Decrease in operating assets and liabilities	32,466		(2,391)
Expenditure for dry docking	10,150		5,978
Income Taxes	6,597		(2,969)
Financial Expenses	33,551		35,793
Gain on sale of vessels	-		3,564
Allowance for doubtfull accounts	(2,467)		(1,266)
Net loss attributable to non-controlling interest	(553)		(893)
Gains on derivatives,net	(216)		-
Yard Ebitda from Touax Sale	1,498		2,086
Other adjustments	(3,806)		(3,922)
Adjusted Consolidated EBITDA	**$ 97,067**	**$**	**32,045**

Adjusted EBITDA consists of net income (loss) prior to deductions for interest expense and other financial gains and losses related to the financing of the Company, income taxes, depreciation of vessels and equipment and amortization of drydock expense, intangible assets, financial gain (loss) on extinguishment of debt and a premium paid for redemption of preferred shares. We have provided Adjusted EBITDA in this report because we use it to, and believe it provides useful information to investors to evaluate our ability to incur and service indebtedness. We do not intend for Adjusted EBITDA to represent cash flows from operations, as defined by GAAP (on the date of calculation) and it should not be considered as an alternative to measure our liquidity. This definition of Adjusted EBITDA may not be comparable to similarly titled measures disclosed by other companies. Generally, funds represented by Adjusted EBITDA are available for management's discretionary use. Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for analysis of our results as reported.

Appendix (cont'd)
4Q 2013 Operating Profit to Adjusted Consolidated EBITDA

($000's)	Fourth quarter ended December 31, 2013 River	Offshore Supply	Ocean	TOTAL
Segment operating (loss) profit	($5,501)	$7,756	($321)	$1,934
Depreciation and amortization	6,297	3,286	1,776	11,359
Investment in affiliates / Net income (loss) attributable to non-controlling interest in subsidiaries	(302)	-	(9)	(311)
Net gains (loss) on derivatives	-	76	-	76
Yard EBITDA from Touax Sale	(101)			(101)
Other net	-	-	1	1
Segment Adjusted EBITDA	**$393**	**$11,118**	**$1,447**	**$12,958**
Items not included in Segment Adjusted EBITDA				
Financial income				81
Other financial expenses				1,926
Adjusted Consolidated EBITDA				**$14,965**

Appendix (cont'd)
4Q 2012 Operating Profit to Adjusted Consolidated EBITDA

($000's)	Fourth quarter ended December 31, 2012			
	River	Offshore Supply	Ocean	TOTAL
Segment operating (loss) profit	($7,574)	$5,462	($20,658)	($22,770)
Depreciation and amortization	5,730	2,889	2,964	11,583
Loss on write-down vessels	-	-	16,000	16,000
Investment in affiliates / Net (loss) attributable to non-controlling interest in subsidiaries	(181)	(258)	(6)	(445)
Yard EBITDA from Touax Sale	1,259			1,259
Other net	(60)	1.00	(127)	(186)
Segment Adjusted EBITDA	**($826)**	**$8,094**	**($1,827)**	**$5,441**
Items not included in Segment Adjusted EBITDA				
Financial income				(49)
Other financial expenses				770
Adjusted Consolidated EBITDA				**$6,162**

Appendix (cont'd)
FY 2013 Operating Profit to Adjusted Consolidated EBITDA

($000's)	Year ended December 31, 2013 River	Offshore Supply	Ocean	TOTAL
Segment operating (loss) profit	$10,616	$29,055	($4,505)	$35,166
Depreciation and amortization	23,977	11,676	6,882	42,535
Investment in affiliates / Net (loss) attributable to non-controlling interest in subsidiaries	(490)	(553)	(30)	(1,073)
Net (loss) on derivatives	-	(142)	-	(142)
Yard EBITDA from Touax Sale	1,498	0	-	1,498
Reduction in opex	3,205			3,205
Other net	-	-	64	64
Segment Adjusted EBITDA	**$38,806**	**$40,036**	**$2,411**	**$81,253**
Items not included in Segment Adjusted EBITDA				
Financial income				170
Other financial income				15,644
Adjusted Consolidated EBITDA				**$97,067**

Appendix (cont'd)
FY 2012 Operating Profit to Adjusted Consolidated EBITDA

($000's)	Year ended December 31, 2012 River	Offshore Supply	Ocean	TOTAL
Segment operating (loss) profit	($18,963)	$17,615	($23,771)	($25,119)
Depreciation and amortization	21,996	10,938	10,918	43,852
Loss on write-down vessels	-	-	16,000	16,000
Investment in affiliates / Net (loss) attributable to non-controlling interest in subsidiaries	(1,168)	(893)	(7)	(2,068)
Yard EBITDA from Touax Sale	2,086	-	-	2,086
Other net	(201)	(7)	(453)	(661)
Segment Adjusted EBITDA	**$3,750**	**$27,653**	**$2,687**	**$34,090**
Items not included in Segment Adjusted EBITDA				
Financial income				6
Other financial expenses				(2,051)
Adjusted Consolidated EBITDA				**$32,045**